Exhibit 99.21

CONSENT OF  G. WALKER

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               Information relating to the mineral reserve and resource estimates of the El Peñon Mine;

2.               Information relating to the mineral reserve and resource estimates of the Alhue/Mineral Florida Mine; and

3.               The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the El Peñon Mine and the Alhue/Minera Florida Mine and the properties described therein.

Date: March 31, 2008

/s/ Greg Walker

Name: Greg Walker, P. Geo.
Title: Senior Manager, Resource Estimation,
Yamana Gold Inc.